Consent of Independent Registered Public Accounting Firm

The Board of Directors

Energy Exploration Technologies Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465 and 333-129803) on Form S-8 of Energy Exploration Technologies Inc. of our report dated April 30, 2007 with respect to the consolidated balance sheet of Energy Exploration Technologies Inc. as of December 31, 2006  and the related consolidated statements of loss and comprehensive loss, cash flow and shareholders’ equity (deficit )  for the year then ended, which report appears in the December 31, 2006 Form 20-F of Energy Exploration Technologies Inc. and to the inclusion of our comments for US Readers on Canada-US Reporting Differences which appears in the Form 20-F.

(Signed) KPMG LLP

Calgary, Canada

June 14, 2007